UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

RSP Permian, Inc.

(Name of Issuer)

Common Stock, $0.01 par value

(Title of Class of Securities)

74978Q 105

(CUSIP Number)

January 16, 2014

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act, but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 74978Q 105

1	Name of Reporting Person: Production Opportunities II, L.P.

2	Check the Appropriate Box if a Member of a Group
	(a)	☒
	(b)	☐

3	SEC Use Only

4	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0

	6	Shared Voting Power 25,636,052

	7	Sole Dispositive Power 0

	8	Shared Dispositive Power 6,483,343

9	Aggregate Amount Beneficially Owned by Each Reporting Person 25,636,052

10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐

11	Percent of Class Represented by Amount in Row (9) 32.9% (1)

12	Type of Reporting Person PN

(1)           Based on 77,904,455 shares of common stock issued and outstanding as of January 30, 2015.

CUSIP No. 74978Q 105

1	Name of Reporting Person: Natural Gas Partners IX, L.P.

2	Check the Appropriate Box if a Member of a Group
	(a)	☒
	(b)	☐

3	SEC Use Only

4	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0

	6	Shared Voting Power 25,636,052

	7	Sole Dispositive Power 0

	8	Shared Dispositive Power 6,483,343

9	Aggregate Amount Beneficially Owned by Each Reporting Person 25,636,052

10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐

11	Percent of Class Represented by Amount in Row (9) 32.9% (1)

12	Type of Reporting Person PN

(1)           Based on 77,904,455 shares of common stock issued and outstanding as of January 30, 2015.

CUSIP No. 74978Q 105

1	Name of Reporting Person: NGP IX Offshore Holdings, L.P.

2	Check the Appropriate Box if a Member of a Group
	(a)	☒
	(b)	☐

3	SEC Use Only

4	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0

	6	Shared Voting Power 25,636,052

	7	Sole Dispositive Power 0

	8	Shared Dispositive Power 6,483,343

9	Aggregate Amount Beneficially Owned by Each Reporting Person 25,636,052

10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐

11	Percent of Class Represented by Amount in Row (9) 32.9% (1)

12	Type of Reporting Person PN

(1)           Based on 77,904,455 shares of common stock issued and outstanding as of January 30, 2015.

CUSIP No. 74978Q 105

1	Name of Reporting Person: G.F.W. Energy IX, L.P.

2	Check the Appropriate Box if a Member of a Group
	(a)	☒
	(b)	☐

3	SEC Use Only

4	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0

	6	Shared Voting Power 25,636,052

	7	Sole Dispositive Power 0

	8	Shared Dispositive Power 6,483,343

9	Aggregate Amount Beneficially Owned by Each Reporting Person 25,636,052

10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐

11	Percent of Class Represented by Amount in Row (9) 32.9% (1)

12	Type of Reporting Person PN

(1)           Based on 77,904,455 shares of common stock issued and outstanding as of January 30, 2015.

CUSIP No. 74978Q 105

1	Name of Reporting Person: GFW IX, L.L.C.

2	Check the Appropriate Box if a Member of a Group
	(a)	☒
	(b)	☐

3	SEC Use Only

4	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0

	6	Shared Voting Power 25,636,052

	7	Sole Dispositive Power 0

	8	Shared Dispositive Power 6,483,343

9	Aggregate Amount Beneficially Owned by Each Reporting Person 25,636,052

10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐

11	Percent of Class Represented by Amount in Row (9) 32.9% (1)

12	Type of Reporting Person OO

(1)           Based on 77,904,455 shares of common stock issued and outstanding as of January 30, 2015.

CUSIP No. 74978Q 105

1	Name of Reporting Person: NGP Energy Capital Management, L.L.C.

2	Check the Appropriate Box if a Member of a Group
	(a)	☒
	(b)	☐

3	SEC Use Only

4	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0

	6	Shared Voting Power 25,636,052

	7	Sole Dispositive Power 0

	8	Shared Dispositive Power 6,483,343

9	Aggregate Amount Beneficially Owned by Each Reporting Person 25,636,052

10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐

11	Percent of Class Represented by Amount in Row (9) 32.9% (1)

12	Type of Reporting Person OO

(1)           Based on 77,904,455 shares of common stock issued and outstanding as of January 30, 2015.

CUSIP No. 74978Q 105

1	Name of Reporting Person: Rising Star Energy Development Co., L.L.C.

2	Check the Appropriate Box if a Member of a Group
	(a)	☒
	(b)	☐

3	SEC Use Only

4	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0

	6	Shared Voting Power 0

	7	Sole Dispositive Power 0

	8	Shared Dispositive Power 0

9	Aggregate Amount Beneficially Owned by Each Reporting Person 0

10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐

11	Percent of Class Represented by Amount in Row (9) 0%

12	Type of Reporting Person OO

CUSIP No. 74978Q 105

1	Name of Reporting Person: Rising Star Energy Holdings, L.P.

2	Check the Appropriate Box if a Member of a Group
	(a)	☒
	(b)	☐

3	SEC Use Only

4	Citizenship or Place of Organization Texas

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0

	6	Shared Voting Power 0

	7	Sole Dispositive Power 0

	8	Shared Dispositive Power 0

9	Aggregate Amount Beneficially Owned by Each Reporting Person 0

10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐

11	Percent of Class Represented by Amount in Row (9) 0%

12	Type of Reporting Person PN

CUSIP No. 74978Q 105

1	Name of Reporting Person: Rising Star Energy GP, L.L.C.

2	Check the Appropriate Box if a Member of a Group
	(a)	☒
	(b)	☐

3	SEC Use Only

4	Citizenship or Place of Organization Texas

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0

	6	Shared Voting Power 0

	7	Sole Dispositive Power 0

	8	Shared Dispositive Power 0

9	Aggregate Amount Beneficially Owned by Each Reporting Person 0

10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐

11	Percent of Class Represented by Amount in Row (9) 0%

12	Type of Reporting Person OO

CUSIP No. 74978Q 105

1	Name of Reporting Person: Natural Gas Partners VIII, L.P.

2	Check the Appropriate Box if a Member of a Group
	(a)	☒
	(b)	☐

3	SEC Use Only

4	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0

	6	Shared Voting Power 541,470

	7	Sole Dispositive Power 0

	8	Shared Dispositive Power 6,483,343

9	Aggregate Amount Beneficially Owned by Each Reporting Person 6,483,343

10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐

11	Percent of Class Represented by Amount in Row (9) 8.3% (1)

12	Type of Reporting Person PN

(1)           Based on 77,904,455 shares of common stock issued and outstanding as of January 30, 2015.

CUSIP No. 74978Q 105

1	Name of Reporting Person: G.F.W. Energy VIII, L.P.

2	Check the Appropriate Box if a Member of a Group
	(a)	☒
	(b)	☐

3	SEC Use Only

4	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0

	6	Shared Voting Power 541,470

	7	Sole Dispositive Power 0

	8	Shared Dispositive Power 6,483,343

9	Aggregate Amount Beneficially Owned by Each Reporting Person 6,483,343

10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐

11	Percent of Class Represented by Amount in Row (9) 8.3% (1)

12	Type of Reporting Person PN

(1)           Based on 77,904,455 shares of common stock issued and outstanding as of January 30, 2015.

CUSIP No. 74978Q 105

1	Name of Reporting Person: GFW VIII, L.L.C.

2	Check the Appropriate Box if a Member of a Group
	(a)	☒
	(b)	☐

3	SEC Use Only

4	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0

	6	Shared Voting Power 541,470

	7	Sole Dispositive Power 0

	8	Shared Dispositive Power 6,483,343

9	Aggregate Amount Beneficially Owned by Each Reporting Person 6,483,343

10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐

11	Percent of Class Represented by Amount in Row (9) 8.3% (1)

12	Type of Reporting Person OO

(1)           Based on 77,904,455 shares of common stock issued and outstanding as of January 30, 2015.

CUSIP No. 74978Q 105

Item 1(a).	Name of Issuer: RSP Permian, Inc. (the “Issuer”)
Item 1(b).	Address of Issuer’s Principal Executive Offices: 3141 Hood Street, Suite 500 Dallas, Texas 75219

Item 2(a).

Names of Persons Filing:
This Schedule 13G is being filed by each of the following persons (each, a “Reporting Person” and together, the “Reporting Persons”):

(i)                                     Production Opportunities II, L.P.

(ii)                                  Natural Gas Partners IX, L.P.

(iii)                               NGP IX Offshore Holdings, L.P.

(iv)                              G.F.W. Energy IX, L.P.

(v)                                 GFW IX, L.L.C.

(vi)                              NGP Energy Capital Management, L.L.C.

(vii)                           Rising Star Energy Development Co., L.L.C.

(viii)                        Rising Star Energy Holdings, L.P.

(ix)                              Rising Star Energy GP, L.L.C.

(x)                                 Natural Gas Partners VIII, L.P.

(xi)                              G.F.W. Energy VIII, L.P.

(xii)                           GFW VIII, L.L.C.

The Reporting Persons have entered into a Joint Filing Agreement, a copy of which is filed with this Schedule 13G as Exhibit 99.1, pursuant to which the Reporting Persons have agreed to file this Schedule 13G jointly in accordance with the provisions of Rule 13d-1(k)(1) of the Securities Exchange Act of 1934, as amended.

Item 2(b).

Address or Principal Business Office or, if none, Residence:

(i)                                     Production Opportunities II, L.P.

5221 N. O’Connor Blvd., Suite 1100

Irving, Texas 75039

(ii)                                  Natural Gas Partners IX, L.P.

5221 N. O’Connor Blvd., Suite 1100

Irving, Texas 75039

(iii)                               NGP IX Offshore Holdings, L.P.

5221 N. O’Connor Blvd., Suite 1100

Irving, Texas 75039

(iv)                              G.F.W. Energy IX, L.P.

5221 N. O’Connor Blvd., Suite 1100

Irving, Texas 75039

(v)                                 GFW IX, L.L.C.

5221 N. O’Connor Blvd., Suite 1100

Irving, Texas 75039

(vi)                              NGP Energy Capital Management, L.L.C.

5221 N. O’Connor Blvd., Suite 1100

Irving, Texas 75039

CUSIP No. 74978Q 105

(vii)                           Rising Star Energy Development Co., L.L.C.

5221 N. O’Connor Blvd., Suite 1100

Irving, Texas 75039

(viii)                        Rising Star Energy Holdings, L.P.

5221 N. O’Connor Blvd., Suite 1100

Irving, Texas 75039

(ix)                              Rising Star Energy GP, L.L.C.

5221 N. O’Connor Blvd., Suite 1100

Irving, Texas 75039

(x)                                 Natural Gas Partners VIII, L.P.

5221 N. O’Connor Blvd., Suite 1100

Irving, Texas 75039

(xi)                              G.F.W. Energy VIII, L.P.

5221 N. O’Connor Blvd., Suite 1100

Irving, Texas 75039

(xii)                           GFW VIII, L.L.C.

5221 N. O’Connor Blvd., Suite 1100

Irving, Texas 75039

Item 2(c).

Citizenship:

(i)                                     Production Opportunities II, L.P.:  Delaware

(ii)                                  Natural Gas Partners IX, L.P.:  Delaware

(iii)                               NGP IX Offshore Holdings, L.P.:  Delaware

(iv)                              G.F.W. Energy IX, L.P.:  Delaware

(v)                                 GFW IX, L.L.C.:  Delaware

(vi)                              NGP Energy Capital Management, L.L.C.:  Delaware

(vii)                           Rising Star Energy Development Co., L.L.C.:  Delaware

(viii)                        Rising Star Energy Holdings, L.P.:  Texas

(ix)                              Rising Star Energy GP, L.L.C.:  Texas

(x)                                 Natural Gas Partners VIII, L.P.:  Delaware

(xi)                              G.F.W. Energy VIII, L.P.:  Delaware

(xii)                           GFW VIII, L.L.C.:  Delaware

Item 2(d).	Title of Class of Securities: Common stock, par value $0.01 per share

CUSIP No. 74978Q 105

Item 2(e).	CUSIP Number: 74978Q 105

Item 3.	If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:
Not applicable.

Item 4.	Ownership:

GFW IX, L.L.C. is the general partner of G.F.W. Energy IX, L.P., which is the general partner of each of Natural Gas Partners IX, L.P. and NGP IX Offshore Holdings, L.P. (together with Natural Gas Partners IX, L.P. “NGP IX”), which jointly own Production Opportunities II, L.P.  GFW IX, L.L.C. has delegated full power and authority to manage NGP IX to NGP Energy Capital Management, L.L.C.

GFW VIII, L.L.C. is the general partner of G.F.W. Energy VIII, L.P., which is the general partner of Natural Gas Partners VIII, L.P. (“NGP VIII”), which owns a controlling interest in Rising Star Energy Holdings, L.P. and Rising Star Energy GP, L.L.C.  Rising Star Energy GP, L.L.C. is the general partner of Rising Star Energy Holdings, L.P., which is the sole member of Rising Star Energy Development Co., L.L.C.  GFW VIII, L.L.C. has delegated full power and authority to manage NGP VIII to NGP Energy Capital Management, L.L.C.

In accordance with NGP IX’s and NGP VIII’s general practice of exiting investments proportionately and in tandem, it is expected that Production Opportunities II, L.P. and NGP VIII will sell shares of the Issuer’s common stock in proportion to the number of such shares held by them.

Each of RSP Permian, Inc., RSP Permian Holdco, L.L.C., Ted Collins, Jr., Wallace Family Partnership, LP, Rising Star Energy Development Co., L.L.C. and Pecos Energy Partners, L.P. entered into a Stockholders’ Agreement, dated as of January 23, 2014 (the “Stockholders’ Agreement”).  In December 2014, in connection with a distribution by RSP Permian Holdco, L.L.C. to its members (including Production Opportunities II, L.P.), on a pro rata basis, of all of its shares of the Issuer’s common stock, RSP Permian Holdco, L.L.C. assigned all of its rights and obligations under the Stockholders’ Agreement to Production Opportunities II, L.P. and Production Opportunities II, L.P. became a party to the Stockholders’ Agreement.  Similarly, as described more fully under Item 5, below, in January 2015, in connection with the distribution by Rising Star Energy Development Co., L.L.C. of all of its shares of the Issuer’s common stock to its sole member, which in turn distributed all such shares to its partners, on a pro rata basis, Rising Star Energy Development Co., L.L.C. assigned all of its rights and obligations under the Stockholders’ Agreement to NGP VIII, one of its sole member’s partners, and NGP VIII became a party to the Stockholders’ Agreement.  The Stockholders’ Agreement, among other things, requires Production Opportunities II, L.P., Ted Collins, Jr., Wallace Family Partnership, LP, NGP VIII and Pecos Energy Partners, L.P. to vote their respective shares of the Issuer’s common stock for directors that are designated in accordance with the provisions of the Stockholders’ Agreement. Each of Production Opportunities II, L.P., Ted Collins, Jr. and Wallace Family Partnership, LP has the right to designate a certain number of nominees to the Issuer’s board of directors, subject to the limitations and conditions set forth in the Stockholders’ Agreement, including the ownership of a specified percentage of the outstanding shares of the Issuer’s common stock.

Because of the foregoing relationships, (i) Production Opportunities II, L.P. may be deemed to share voting power over the 19,694,179 shares of the Issuer’s common stock held of record by the other parties to the Stockholders’ Agreement, (ii) NGP Energy Capital Management, L.L.C., GFW IX, L.L.C., G.F.W. Energy IX, L.P., and NGP IX may be deemed to share voting power over the

CUSIP No. 74978Q 105

25,636,052 shares of the Issuer’s common stock held of record by Production Opportunities II, L.P. and the other parties to the Stockholders’ Agreement, (iii) NGP Energy Capital Management, L.L.C., GFW VIII, L.L.C. and G.F.W. Energy VIII, L.P. may be deemed to share voting power over the 541,470 shares of the Issuer’s common stock held of record by NGP VIII, (iv) NGP Energy Capital Management, L.L.C., GFW IX, L.L.C., G.F.W. Energy IX, L.P., NGP IX and Production Opportunities II, L.P. may be deemed to share dispositive power over the 541,470 shares of the Issuer’s common stock held of record by NGP VIII, and (v) NGP Energy Capital Management, L.L.C., GFW VIII, L.L.C., G.F.W. Energy VIII, L.P. and NGP VIII may be deemed to share dispositive power over the 5,941,873 shares of the Issuer’s common stock held of record by Production Opportunities II, L.P.  As a result, each such Reporting Person may be deemed to be the beneficial owner of the shares of the Issuer’s common stock as listed below.  Each such Reporting Person disclaims beneficial ownership of these securities in excess of its pecuniary interests therein.

1. Production Opportunities II, L.P.
a.	Amount beneficially owned: 25,636,052
b.	Percent of class: 32.9%
c.	Number of shares as to which the person has:
	i.	Sole power to vote or to direct the vote: 0
	ii.	Shared power to vote or to direct the vote: 25,636,052
	iii.	Sole power to dispose or to direct the disposition of: 0
	iv.	Shared power to dispose or to direct the disposition of: 6,483,343

2. Natural Gas Partners IX, L.P.
a.	Amount beneficially owned: 25,636,052
b.	Percent of class: 32.9%
c.	Number of shares as to which the person has:
	i.	Sole power to vote or to direct the vote: 0
	ii.	Shared power to vote or to direct the vote: 25,636,052
	iii.	Sole power to dispose or to direct the disposition of: 0
	iv.	Shared power to dispose or to direct the disposition of: 6,483,343

CUSIP No. 74978Q 105

3. NGP IX Offshore Holdings, L.P.
a.	Amount beneficially owned: 25,636,052
b.	Percent of class: 32.9%
c.	Number of shares as to which the person has:
	i.	Sole power to vote or to direct the vote: 0
	ii.	Shared power to vote or to direct the vote: 25,636,052
	iii.	Sole power to dispose or to direct the disposition of: 0
	iv.	Shared power to dispose or to direct the disposition of: 6,483,343

4. G.F.W. Energy IX, L.P.
a.	Amount beneficially owned: 25,636,052
b.	Percent of class: 32.9%
c.	Number of shares as to which the person has:
	i.	Sole power to vote or to direct the vote: 0
	ii.	Shared power to vote or to direct the vote: 25,636,052
	iii.	Sole power to dispose or to direct the disposition of: 0
	iv.	Shared power to dispose or to direct the disposition of: 6,483,343

CUSIP No. 74978Q 105

5. GFW IX, L.L.C.
a.	Amount beneficially owned: 25,636,052
b.	Percent of class: 32.9%
c.	Number of shares as to which the person has:
	i.	Sole power to vote or to direct the vote: 0
	ii.	Shared power to vote or to direct the vote: 25,636,052
	iii.	Sole power to dispose or to direct the disposition of: 0
	iv.	Shared power to dispose or to direct the disposition of: 6,483,343

6. NGP Energy Capital Management, L.L.C.
a.	Amount beneficially owned: 25,636,052
b.	Percent of class: 32.9%
c.	Number of shares as to which the person has:
	i.	Sole power to vote or to direct the vote: 0
	ii.	Shared power to vote or to direct the vote: 25,636,052
	iii.	Sole power to dispose or to direct the disposition of: 0
	iv.	Shared power to dispose or to direct the disposition of: 6,483,343

CUSIP No. 74978Q 105

7. Rising Star Energy Development Co., L.L.C.
a.	Amount beneficially owned: 0
b.	Percent of class: 0%
c.	Number of shares as to which the person has:
	i.	Sole power to vote or to direct the vote: 0
	ii.	Shared power to vote or to direct the vote: 0
	iii.	Sole power to dispose or to direct the disposition of: 0
	iv.	Shared power to dispose or to direct the disposition of: 0

8. Rising Star Energy Holdings, L.P.
a.	Amount beneficially owned: 0
b.	Percent of class: 0%
c.	Number of shares as to which the person has:
	i.	Sole power to vote or to direct the vote: 0
	ii.	Shared power to vote or to direct the vote: 0
	iii.	Sole power to dispose or to direct the disposition of: 0
	iv.	Shared power to dispose or to direct the disposition of: 0

CUSIP No. 74978Q 105

9. Rising Star Energy GP, L.L.C.
a.	Amount beneficially owned: 0
b.	Percent of class: 0%
c.	Number of shares as to which the person has:
	i.	Sole power to vote or to direct the vote: 0
	ii.	Shared power to vote or to direct the vote: 0
	iii.	Sole power to dispose or to direct the disposition of: 0
	iv.	Shared power to dispose or to direct the disposition of: 0

10. Natural Gas Partners VIII, L.P.
a.	Amount beneficially owned: 6,483,343
b.	Percent of class: 8.3%
c.	Number of shares as to which the person has:
	i.	Sole power to vote or to direct the vote: 0
	ii.	Shared power to vote or to direct the vote: 541,470
	iii.	Sole power to dispose or to direct the disposition of: 0
	iv.	Shared power to dispose or to direct the disposition of: 6,483,343

CUSIP No. 74978Q 105

11. GFW VIII, L.L.C.
a.	Amount beneficially owned: 6,483,343
b.	Percent of class: 8.3%
c.	Number of shares as to which the person has:
	i.	Sole power to vote or to direct the vote: 0
	ii.	Shared power to vote or to direct the vote: 541,470
	iii.	Sole power to dispose or to direct the disposition of: 0
	iv.	Shared power to dispose or to direct the disposition of: 6,483,343

12. G.F.W. Energy VIII, L.P.
a.	Amount beneficially owned: 6,483,343
b.	Percent of class: 8.3%
c.	Number of shares as to which the person has:
	i.	Sole power to vote or to direct the vote: 0
	ii.	Shared power to vote or to direct the vote: 541,470
	iii.	Sole power to dispose or to direct the disposition of: 0
	iv.	Shared power to dispose or to direct the disposition of: 6,483,343

CUSIP No. 74978Q 105

Item 5.	Ownership of Five Percent or Less of a Class:

On January 30, 2015, Rising Star Energy Development Co., L.L.C. distributed all of its shares of the Issuer’s common stock to its sole member, Rising Star Energy Holdings, L.P.  Rising Star Energy Holdings, L.P. then distributed all of those shares to its general partner, Rising Star Energy GP, L.L.C., and its limited partners on a pro rata basis.  Rising Star Energy GP, L.L.C. further distributed all of the shares that it received to its members on a pro rata basis.  As a result of these distributions, Rising Star Development Co., L.L.C., Rising Star Energy Holdings, L.P. and Rising Star Energy GP, L.L.C. are no longer record holders of any shares of the Issuer’s common stock.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person:
Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person:
Not applicable.

Item 8.	Identification and Classification of Members of the Group:

In accordance with NGP IX’s and NGP VIII’s general practice of exiting investments proportionately and in tandem, it is expected that Production Opportunities II, L.P. and NGP VIII will sell shares of the Issuer’s common stock in proportion to the number of such shares held by them. As such, the following entities have formed a “group” within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended:

(i)                                     Production Opportunities II, L.P.

(ii)                                  Natural Gas Partners IX, L.P.

(iii)                               NGP IX Offshore Holdings, L.P.

(iv)                              G.F.W. Energy IX, L.P.

(v)                                 GFW IX, L.L.C.

(vi)                              NGP Energy Capital Management, L.L.C.

(vii)                           Natural Gas Partners VIII, L.P.

(viii)                        G.F.W. Energy VIII, L.P.

(ix)                              GFW VIII, L.L.C.

Item 9.	Notice of Dissolution of Group:
Not applicable.

CUSIP No. 74978Q 105

Item 10.	Certifications:
Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 13, 2015	PRODUCTION OPPORTUNITIES II, L.P.

By: Production Opportunities GP, L.L.C.,
its general partner

	By:	/s/ James E. Mutrie
Name: James E. Mutrie
Title: Attorney-in-Fact

NATURAL GAS PARTNERS IX, L.P.

By: G.F.W. Energy IX, L.P., its general partner

By: GFW IX, L.L.C., its general partner

	By:	/s/ James E. Mutrie
Name: James E. Mutrie
Title: Attorney-in-Fact

NGP IX OFFSHORE HOLDINGS, L.P.

By: G.F.W. Energy IX, L.P., its general partner

By: GFW IX, L.L.C., its general partner

	By:	/s/ James E. Mutrie
Name: James E. Mutrie
Title: Attorney-in-Fact

G.F.W. ENERGY IX, L.P.

By: GFW IX, L.L.C., its general partner

	By:	/s/ James E. Mutrie
Name: James E. Mutrie
Title: Attorney-in-Fact

[Signature Page – Schedule 13G]

CUSIP No. 74978Q 105

GFW IX, L.L.C.

By:	/s/ James E. Mutrie
Name: James E. Mutrie
Title: Attorney-in-Fact

NGP ENERGY CAPITAL MANAGEMENT, L.L.C.

By:	/s/ James E. Mutrie
Name: James E. Mutrie
Title: Attorney-in-Fact

RISING STAR ENERGY DEVELOPMENT CO., L.L.C.

By:	/s/ Tamara D. Pollard
Name: Tamara D. Pollard
Title: VP Financial Planning & Reserves

RISING STAR ENERGY HOLDINGS, L.P.

By: Rising Star Energy GP, L.L.C., its general partner

By:	/s/ James E. Mutrie
Name: James E. Mutrie
Title: Attorney-in-Fact

RISING STAR ENERGY GP, L.L.C.

By:	/s/ James E. Mutrie
Name: James E. Mutrie
Title: Attorney-in-Fact

[Signature Page – Schedule 13G]

CUSIP No. 74978Q 105

NATURAL GAS PARTNERS VIII, L.P.

By: G.F.W. Energy VIII, L.P., its general partner

By: GFW VIII, L.L.C., its general partner

By:	/s/ James E. Mutrie
Name: James E. Mutrie
Title: Attorney-in-Fact

G.F.W. ENERGY VIII, L.P.

By: GFW VIII, L.L.C., its general partner

By:	/s/ James E. Mutrie
Name: James E. Mutrie
Title: Attorney-in-Fact

GFW VIII, L.L.C.

By:	/s/ James E. Mutrie
Name: James E. Mutrie
Title: Attorney-in-Fact

[Signature Page – Schedule 13G]

EXHIBIT INDEX

Exhibit Number	Description
24.1	Power of Attorney for Production Opportunities II, L.P., dated February 13, 2015.
24.2	Power of Attorney for GFW IX, L.L.C., dated February 13, 2015.
24.3	Power of Attorney for NGP Energy Capital Management, L.L.C., dated February 13, 2015.
24.4	Power of Attorney for Rising Star Energy GP, L.L.C., dated February 13, 2015.
24.5	Power of Attorney for GFW VIII, L.L.C., dated February 13, 2015.
99.1	Joint Filing Agreement among the parties regarding filing of Schedule 13G, dated February 13, 2015.